SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report of Employee Stock Purchase, Savings and Similar Plans
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2011.

Or

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _________ to _________.

Commission File Number:  0-16255  (Johnson Outdoors Inc.)

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Johnson Outdoors Inc. 555 Main Street Racine, WI 53403

REQUIRED INFORMATION

The following financial statements and schedules of the Johnson Outdoors Retirement and Savings Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith. McGladrey LLP, the current independent auditors for the Plan, audited the financial statements and schedules as of and for the Plan fiscal years ended December 31, 2011 and December 31, 2010.

Financial Statements and Report of Independent Registered
Public Accounting Firm

Johnson Outdoors Retirement and Savings Plan

December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator
Johnson Outdoors Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Johnson Outdoors Retirement and Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Johnson Outdoors Retirement and Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

McGladrey LLP
Milwaukee, Wisconsin
July 9, 2012

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31,

	2011	2010
Investments
Investments, at fair value	57,119,716	58,254,218

Notes receivable from participants	1,201,144	1,409,184

Contributions receivable
Participant	9,450	14,286
Company	1,553,200	1,153,916
Total receivables	2,763,794	2,577,386

Net assets available for benefits at fair value	59,883,510	60,831,604

Adjustment from fair value to contract value for interest in collective
trust relating to fully benefit-responsive investment contracts	(474,399)	(764,853)

Net assets available for benefits	$59,409,111	$60,066,751

The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended December 31,

	2011	2010
Investment (loss) income
Net realized and unrealized (depreciation) appreciation in fair value of investments	$(2,216,296)	$5,479,704
Interest	3,815	6,020
Dividends	1,681,483	1,482,264

Total investment (loss) income	(530,998)	6,967,988

Interest income on notes receivable from participants	63,328	82,302

Contributions
Participant	2,256,301	2,197,181
Company	2,406,583	1,983,363
Rollover	245,619	228,483

Total contributions	4,908,503	4,409,027

Total additions	4,440,833	11,459,317

Distributions to participants or beneficiaries	(4,958,247)	(2,999,998)
Administrative expenses and investment management fees	(140,226)	(157,046)

Total disbursements	(5,098,473)	(3,157,044)

Net (decrease) increase	(657,640)	8,302,273

Net assets available for benefits:
Beginning of year	60,066,751	51,764,478
End of year	$59,409,111	$60,066,751
The accompanying notes are an integral part of these statements.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Johnson Outdoors Retirement and Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

  1.  General

The Plan is a tax qualified defined contribution plan sponsored by Johnson Outdoors Inc. (the “Company” or “Employer”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

Effective January 1, 2010 the Company amended and restated the Plan document into the framework of a prototype defined contribution plan, thereby amending the Plan in conformance with various legislative and regulatory changes required under the IRC and ERISA and to incorporate certain plan design changes as noted throughout the notes.

  2.  Participation

The following participating employers participate in the Plan:

●	Johnson Outdoors Inc.
●	Johnson Outdoors Watercraft Inc.
●	Johnson Outdoors Marine Electronics, Inc.
●	Johnson Outdoors Gear LLC
●	Johnson Outdoors Diving LLC

Prior to January 1, 2010, the Plan allowed all regular full-time employees, as defined by the Plan, to participate in the Plan on the first day of employment with one of the above-named participating employers.  An employee who is classified as other than a regular full-time employee was eligible to participate in the savings feature of the Plan effective January 1 or July 1 following one year of service during which the employee completed 1,000 or more hours of service.  Effective January 1, 2010, the Plan allows all employees in covered employment to participate in the Plan on the first day of employment with one of the above named participating employers.

  3.  Contributions

Eligible participants may make voluntary pre-tax and after-tax contributions of their base compensation (as defined by the Plan), subject to certain statutory limits.  Participant contributions made with tax-deferred dollars under Section 401(k) of the IRC are excluded from the participant’s current wages for federal income tax purposes.  No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant makes a withdrawal from the Plan.  An employee is automatically enrolled in the Plan at 3% of eligible compensation unless the participant elects a different amount or elects not to participate.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Participants may also choose to make contributions on an after-tax basis through a Roth 401(k) option.  Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan.  A qualified distribution is a distribution after separation of service and due to death, disability or after age 59½.  The participant’s contribution rate may be adjusted at the discretion of the Plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is equal to 50% of the first 6% of a participant’s compensation contributed by the participant to the Plan.  The Company made matching contributions of $857,658 and $835,460 in 2011 and 2010, respectively.

In addition, the Company may make a discretionary retirement contribution to the Plan to be allocated to the accounts of eligible participants.  Effective October 3, 2009, participation in the Plan was extended to certain employees of Johnson Outdoors Marine Electronics, Inc. and Johnson Outdoors Watercraft Inc. previously excluded from the Plan’s discretionary retirement contribution.  The amount of such contributions, if any, is at the discretion of the Compensation Committee of the Board of Directors.  The Company made discretionary retirement contributions of $1,548,925 and $1,147,903 in 2011 and 2010, respectively.

  4.  Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary retirement contribution based on regular employee earnings for the period, if applicable, and an allocation of Plan investment earnings based upon the participant’s net account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

  5.  Vesting

Participant contributions, Company matching contributions, discretionary retirement contributions and investment earnings thereon are 100% vested at all times.

  6.  Payment of Benefits

Upon retirement, termination, or permanent disability, participants will receive the value of their account.  Upon death, the account balance will be paid to the participant’s beneficiary or estate.  Prior to termination of service, participants may also elect to receive a hardship withdrawal distribution, as defined in the Plan.  A participant who has attained age 59-1/2, but who has not terminated employment, is entitled to have the whole or any part of their accounts paid to him or her.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

  7.  Notes receivable from Participants

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Loan terms may not exceed five years.  Loans are secured by the balance in the participant’s account and bear interest rates that range from 4.25% to 9.25%, which are based on the prime rate as listed in the Wall Street Journal on the first business day of the quarter plus 1%.  Principal and interest are paid through payroll deductions.  The outstanding balance of any loan may be prepaid at any time without penalty.  Outstanding loans are considered past due after 30 days.

      8.  Investment Options

During 2011 and 2010, participants in the Plan had the ability to self-direct their funds into the following investment options:

Vanguard Total Stock Market Index Fund Vanguard Total Bond Market Index Fund
Goldman Sachs Commodity Strategy Fund
American Balanced Fund
Fidelity Advisor Equity Growth Fund
American Capital World Growth and Income Fund
T. Rowe Price Small Cap Stock Fund
William Blair International Growth Fund
Johnson Outdoors Common Stock
Colombia Diversified Equity Income Fund
Harding Loevner Emerging Markets Fund
Putnam Stable Value Fund

In 2010, the PIMCO Total Return fund was replaced with the Vanguard Total Bond Market Index Fund and the Riversource Diversified Equity Income Fund was renamed Colombia Diversified Equity Income Fund.

A participant may invest a maximum of 25% of their post-1994 contributions in the Johnson Outdoors Common Stock.

9.  Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time upon proper resolution by the Board of Directors.  The Company may also terminate discretionary retirement contributions to the Plan.  In the event of Plan termination, the Plan Trustee shall continue to administer the trust until otherwise directed by the Board of Directors.  Upon termination of the trust, participants or their beneficiaries will receive the value of their account.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      1.  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Putnam Stable Value Fund, a collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

      2.  Investments

The Plan’s investments are stated at fair value.  Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.  The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.  The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

The Plan holds an investment in the Putnam Stable Value Fund (“Stable Value”), which is a common/collective trust fund managed by Putnam Fiduciary Trust Company (“PFTC”), as trustee of the fund.  The investment objective of the Stable Value fund is to provide a competitive yield with minimal market-related risk.  The Stable Value fund invests primarily in guaranteed investment contracts, or funding agreements, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or externally managed stable value commingled investment funds.  The Stable Value fund may also invest in high-quality money market instruments or other similar short-term investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accounted for on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

      3.  Administrative Expenses and Investment Management Fees

Certain expenses incurred in the administration of the Plan and expenses incurred in connection with the sale, investment and reinvestment of Plan assets are paid by the Plan.  Participants are required to pay a quarterly administrative fee, which was approximately $19 per quarter. Fees charged by the Plan’s investment advisor are paid by participants on a pro-rata formula based on account balance as a proportion of total plan assets.  Such fees totaled $70,000 in 2011 and 2010, respectively.    Expenses incurred for attorney and audit fees related to the administration of the Plan are paid by the Company.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

      4.  Use of Estimates

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes.  Actual results could differ from those estimates.

      5.  Payment of Benefits

Benefits are recorded when paid.

      6.  Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

      7.  New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This update amended, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in Fair Value Measurements and Disclosures.  In addition, the update requires additional fair value disclosures. This update is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited, and requires prospective application. The Plan is currently evaluating the impact this update will have on the Plan’s net assets available for benefits or changes in net assets available for benefits and related disclosures.

NOTE C - FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Under this guidance, valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  This guidance establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Level 1 - Quoted prices in active markets (e.g. NYSE, NASDAQ, etc.) for identical assets or liabilities.  These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly.  These are typically obtained from readily-available pricing sources for comparable instruments and inputs derived from observable market data by correlation or other means.

Level 3 - Unobservable inputs, where there is little or no market activity for the asset or liability.  These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments:

As of December 31, 2011

	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$14,337,946	$-	$-	$14,337,946
Foreign and global	11,124,830	-	-	11,124,830
Fixed income	5,739,522	-	-	5,739,522
Small cap	5,640,535	-	-	5,640,535
Balanced	3,479,458	-	-	3,479,458
Commodities	1,775,061	-	-	1,775,061
Total mutual funds	42,097,352	-	-	42,097,352

Common stock:
Consumer discretionary - leisure	645,242	-	-	645,242

Common/collective trust	-	14,377,122	-	14,377,122
Total	$42,742,594	$14,377,122	$-	$57,119,716

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

As of December 31, 2010
	Level 1	Level 2	Level 3	Total
Description:
Mutual funds:
Large cap	$14,644,086	$-	$-	$14,644,086
Foreign and global	12,557,498	-	-	12,557,498
Fixed income	5,859,688	-	-	5,859,688
Small cap	6,148,306	-	-	6,148,306
Balanced	3,349,916	-	-	3,349,916
Commodities	1,021,228	-	-	1,021,228
Total mutual funds	43,580,722	-	-	43,580,722

Common stock:
Consumer discretionary - leisure	545,609	-	-	545,609

Common/collective trust	-	14,127,887	-	14,127,887
Total	$44,126,331	$14,127,887	$-	$58,254,218

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.  The valuation techniques used to measure fair value of the common/collective trust fund are included in note B-2.

The methods described above could produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  In order to assess the appropriate classifications of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another.  The significance of transfers between levels is evaluated based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  There were no significant transfers in or out of Levels 1, 2 or 3 for the year ended December 31, 2011.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

The following tables set forth additional disclosures of the Plan’s investments whose fair value is estimated using the net asset value per share as of December 31, 2011 and 2010:

2011
Fair Value Estimated using Net Asset Value per Share
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset category:
Common/collective trust	$ 14,377,122	$ -	Immediate	None

2010
Fair Value Estimated using Net Asset Value per Share
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period
Asset category:
Common/collective trust	$ 14,127,887	$ -	Immediate	None

NOTE D - INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

Description	2011

Vanguard Total Bond Market Index Fund	$5,739,522
Vanguard Total Stock Market Index Fund	3,836,739
American Balanced Fund	3,479,458
Fidelity Advisor Equity Growth Fund	5,978,966
American Capital World Growth and Income Fund	4,803,851
T. Rowe Price Small Cap Stock Fund	5,640,535
Putnam Stable Value Fund*	13,902,723
William Blair International Growth Fund	3,020,485
Harding Loevner Emerging Markets Fund	3,300,494
Colombia Diversified Equity Income Fund	4,522,241

*Amount represents contract value (fair value is $ 14,377,122)

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

Description	2010

Vanguard Total Bond Market Index Fund	$5,859,688
American Balanced Fund	3,349,916
Fidelity Advisor Equity Growth Fund	6,072,032
American Capital World Growth and Income Fund	5,612,694
T. Rowe Price Small Cap Stock Fund	6,148,306
Putnam Stable Value Fund*	13,363,034
Vanguard Total Stock Market Index Fund	3,632,056
William Blair International Growth Fund	3,217,870
Harding Loevner Emerging Markets Fund	3,726,934
Colombia Diversified Equity Income Fund	4,939,998

*Amount represents contract value (fair value is $ 14,127,887)

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

As of December 31, 2011 and 2010, the Plan’s investments included approximately 42,035 and 43,579 shares of Company common stock, respectively, representing less than 1% of the Company’s outstanding common stock for each year.

During 2011 and 2010, the Plan’s investments appreciated in value as follows:

	2011	2010

Mutual funds	$(2,340,349)	$5,348,125

Johnson Outdoors Inc. common stock	124,053	131,579

	$(2,216,296)	$5,479,704

All investments are participant directed.

NOTE E - INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 10, 2011, stating that the Plan is qualified under Section 401(a) of the IRC, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has additional amendments that were not included in the latest determination letter.  However, the Plan’s administrator believes the Plan is operating in compliance, in all material respects, with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax qualified status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements.

With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2008.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

All transactions involving the investments administered by Mercer (the “trustee”) and investments in Johnson Outdoors Inc. common stock and other transactions with the Company or plan participants are considered party-in-interest transactions.  Fees paid to the trustee by the plan for administrative expenses amounted to $70,226 and $87,046 for the years ended December 31, 2011 and 2010, respectively.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE G - RISK AND UNCERTAINTIES

The Plan invests in various securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2011	2010

Net assets available for benefits per the financial statements	$59,409,111	$60,066,751

Differences in:
Investments	1,201,144	1,409,184
Receivables - notes receivables from participants	(1,201,144)	(1,409,184)
Company contribution receivable	-	(1,147,903)
Adjustment from contract value to fair value	474,399	764,853

Net assets available for benefits per the Form 5500	$59,883,510	$59,683,701

The following is a reconciliation of change in net assets available for benefits per the financial statements to the Form 5500 during the year ended December 31:

	2011	2010

(Decrease) increase in net assets available for benefits per the financial statements	$(657,640)	$8,302,273

Company contributions	1,147,903	(1,147,903)
Reverse adjustment from contract value to fair value, prior year	(764,853)	(541,443)
Adjustment from contract value to fair value, current year	474,399	764,853

Increase in net assets available for benefits per the Form 5500	$199,809	$7,377,780

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN
EMPLOYEE IDENTIFICATION NUMBER 39-1536083
PLAN NUMBER 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011

SUPPLEMENTAL SCHEDULE

	Number of	Current
Identity of issue, borrower, lessor or similar party	shares/units	fair value

Vanguard Total Stock Market Index Fund	122,580	$3,836,739
Vanguard Total Bond Market Index Fund	521,775	5,739,522
American Balanced Fund	191,074	3,479,458
Colombia Diversified Equity Income Fund	479,559	4,522,241
Fidelity Advisor Equity Growth Fund	104,400	5,978,966
American Capital World Growth and Income Fund	149,560	4,803,851
Goldman Sachs Commodity Strategy Fund	301,369	1,775,061
T.Rowe Price Small Cap Stock Fund	180,497	5,640,535
William Blair International Growth Fund	158,141	3,020,485
Johnson Outdoors, Inc. common stock*	42,035	645,242
Harding Loevner Emerging Markets Fund	77,897	3,300,494
Putnam Stable Value Fund	13,902,723	14,377,122
Participant loans (interest rates from 4.25% to 9.25%; maturing from January 2012 to January 2017)*	1,201,144	1,201,144

Total investments, at fair value		$58,320,860

* Party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Johnson Outdoors Retirement and Savings Plan (the "Plan") Administrative Committee which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Racine, and State of Wisconsin, on the 9th day of July, 2012.

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

By:  /s/ Richard Fiegel
        Richard Fiegel

By:  /s/ David Marquette
         David Marquette

By:  /s/ Sara Vidian
        Sara Vidian

By:  /s/ David W. Johnson
        David W. Johnson

By:  /s/ Erik Hokanson
        Erik Hokanson

 As members of the Johnson Outdoors Retirement
and Savings Plan Administrative Committee

EXHIBIT INDEX

JOHNSON OUTDOORS RETIREMENT AND SAVINGS PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K

23.1	Consent of McGladrey LLP	20